Via Federal Express and EDGAR

Mr. Jeffrey Riedler
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Room 1580,
Mail Stop 6010,
Washington, D.C. 20549.

October 6, 2006

  Re:
  OneBeacon Insurance Group, Ltd.
  (Form S-1, File No. 333-136287)

Dear Mr. Riedler:

        On behalf of our client, OneBeacon Insurance Group, Ltd. (the "Company"), we enclose herewith Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-l (including marked copies to show changes from the filing on September 15, 2006) and the Company's responses to the Staff's comment letter (the "Comment Letter") dated September 28, 2006 concerning the Company's Registration Statement on Form S-l (the "Registration Statement"). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2.

        To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the enclosed marked copy of Amendment No. 2.

        The following are the Company's responses to the Comment Letter:

"Unpredictable catastrophic events could adversely affect our financial condition…,"

1.
We note your response to comment 16 and your revised disclosure in the risk factor where you indicate that your losses related to various hurricanes in 2005 exceeded your internal expectations of approximately $45.0 million. In your supplemental response, you indicate that such amount was $24.1 million. Please explain or revise your document accordingly.

  The Company has complied with this comment by revising the disclosure on page 16 of Amendment No. 2 to clarify the reference to the amount of incurred loss and loss adjustment expenses above its internal expectations.

"We may suffer losses from unfavorable outcomes from litigation and other…," page 19

2.
We note your response to comment 22 and your supplemental response and reissue the comment. We believe disclosure of the amount of your reserves for litigation is material information for purposes of understanding the risks and consequences related to this risk factor. In that regard, please disclose the amount of your reserves for litigation. In the alternative, please include a statement on whether you believe the amount you have reserved for litigation will be sufficient to cover unfavorable outcomes from litigation and other legal proceedings.

  The Company respectfully advises the Staff that it believes its loss and LAE reserves are sufficent to cover reasonably anticipated outcomes of all related disputes with Liberty Mutual. All other non-ordinary course litigation to which the Company is subject is de minimis. The Company respectfully submits that this mitigating language is more appropriately included in the section entitled "Business—Legal Proceedings" and has updated the disclosure on page 112 of Amendment No. 2 accordingly.

Unaudited Pro forma Condensed Financial Statements, page 32
Pro forma Condensed Income Statement, page 34

3.
Please remove the line items called "Other Comprehensive Income (loss)" and "Comprehensive net income (loss)" from the pro forma condensed income statements as it does not appear that this presentation format is contemplated by Article 11 of Regulation S-X. If you feel that this information is useful for investors, please include it in another section of your filing.

  The Company has complied with this comment by revising the disclosure on pages 34-36 of Amendment No. 2.

Critical Accounting Estimates, page 70
Loss and LAE, page 70

4.
Please clarify the second item in the list of the key assumptions used to calculate the most recent reserves that are inconsistent with historical loss reserve development pattern, included on page 77. It is uncertain how increases in case reserve adequacy would affect case incurred activity trends.

  The Company has complied with this comment by revising the disclosure on page 77 of Amendment No. 2.

*  *  *

        Thank you for your assistance regarding this matter. Please contact me at (212) 474-1644 with any further comments or questions you may have.

Very truly yours,

William J. Whelan, III
cc:
Mr. Thomas L. Forsyth
Ms. Susan J. Sutherland
Ms. Stacy J. Kanter